500 Boylston Street, Boston, Massachusetts  02116-3741
Phone 617-954-5000

                                             September 2, 2011

VIA EDGAR (as Correspondence)
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	Registration Statement on Form N-14 for MFS Municipal Series Trust (File No. 333-175923) (the “Registration Statement”)

Ladies and Gentlemen:

On behalf of the MFS Municipal Income Fund (the “Municipal Income Fund”), a series of MFS Municipal Series Trust (the “Trust”), this letter sets forth our responses to your comments on the Registration Statement on Form N-14 as filed on August 1, 2011 (File No. 333-175923).  The Registration Statement has been filed to effect the proposed reorganization of the MFS Florida Municipal Bond Fund (the “Florida Municipal Bond Fund”), a series of the Trust, into the Municipal Income Fund.

Prospectus/Proxy Statement:

1. Comment:
In question 4 of the Synopsis, please clarify that since there is currently no income tax in Florida, the Florida Municipal Bond Fund's policy is effectively the same as the Municipal Income Fund (to invest, under normal market conditions, at least 80% of its net assets in securities and other investments, the interest on which is exempt from federal income tax).

Response:	The requested change will be made.

2. Comment:
With respect to question 4 of the Synopsis and the statement therein that "…MFS has estimated that there will be minimal portfolio repositioning in connection with the reorganization", please confirm that such minimal portfolio reorganization is expected to be in the ordinary course of portfolio management.

Response:	Yes, we expect that any such portfolio reorganization will be in the ordinary course of portfolio management.

Securities and Exchange Commission
September 2, 2011

3. Comment:	Please reformat the "Annual Fund Operating Expenses" table so that the information for each class is presented collectively.

Response:	The requested change will be made.

4. Comment:	Under question 8 of the Synopsis, "Who manages the Municipal Income Fund," please add disclosure stating who manages the Florida Municipal Bond Fund.

Response:	The requested change will be made.

5. Comment:
Under "Risk Factors", please clarify that, given Municipal Income Fund's larger three-year standard deviation for the stated three-year period, the Municipal Income Fund was subject during that period to potentially greater performance volatility and a higher risk profile than the Florida Municipal Bond Fund.

Response:	The requested change will be made.

6. Comment:
In the "Background and Reasons for the Proposed Reorganization" section, among the factors that the Board of Trustees considered in making its determination that the proposed reorganization is in the best interests of each Fund was factor #20: "The potential alternatives to the reorganization, including mergers with other MFS funds or liquidation of the Florida Municipal Bond Fund through the sale of the Fund’s portfolio securities and distribution of the cash to its shareholders;".  Please confirm why replacement of the investment adviser was not specified as having been considered as a potential alternative to the reorganization.

Response:
 As stated in the "Background and Reasons for the Proposed Reorganization" section, the Board considered the listed matters, "…among others, in unanimously approving the proposal…" and we believe that the most relevant Board considerations to this proposal are specified in the list of considered matters.  Please note that during the same time period as it considered this reorganization proposal, the evaluation and renewal of the current investment adviser to the Florida Municipal Bond Fund and the Municipal Income Fund was separately considered by the Board under the annual contract approval process in accordance with Section 15(c) of the Investment Company Act of 1940.

7. Comment:	With respect to the "Background and Reasons for the Proposed Reorganization" section, please confirm why disclosure is included regarding benefits to MFS from the proposed reorganization.

Response:
Disclosure is included regarding benefits to MFS from the proposed reorganization because the Board of Trustees considered such conflicts of interest of MFS when considering whether the reorganization would be in the best interests of each Fund.

Securities and Exchange Commission
September 2, 2011

8. Comment:	In the "Capitalization" table, please correct the typographical error in the Class B net assets row.

Response:	The requested change will be made.

Statement of Additional Information:

9. Comment:
Please disclose that in accordance with Item 14 of Form N-14, pro forma financial statements were not prepared for the proposed reorganization of Florida Municipal Bond Fund into the Municipal Income Fund, since the net asset value of the Florida Municipal Bond Fund did not exceed ten percent of the net asset value of the Municipal Income Fund as of a specified date within thirty days prior to the date of filing of the registration statement.

Response:	The requested change will be made.

General Comments:

10. Comment:	Please support the position that the Municipal Income Fund should be the accounting survivor in the reorganization.

Response:
We believe that the Municipal Income Fund should be the accounting survivor in the reorganization.  Based on the factors outlined in the North American Securities Trust No-Action Letter (August 5, 1994) (the “NAST Letter”), we believe that the post-merger combined fund will most closely resemble the Municipal Income Fund, and that therefore, the Municipal Income Fund should be the accounting survivor in the reorganization.1  The following factors support the position that the Municipal Income Fund should be the accounting survivor in the transaction:  The investment policies of the post-merger combined fund

1 In  North American Security Trust, the SEC staff stated:

“In determining whether a surviving fund, or a new fund resulting from a reorganization, may use the historical performance of one of several predecessor funds, funds should compare the attributes of the surviving or new fund and the predecessor funds to determine which predecessor fund, if any, the surviving or new fund most closely resembles. Among other factors, funds should compare the various funds' investment advisers; investment objectives, policies, and restrictions; expense structures and expense ratios; asset size; and portfolio composition. These factors are substantially similar to the factors the staff considers in determining the accounting survivor of a business combination involving investment companies.   We believe that, generally, the accounting survivor of a business combination for accounting purposes, i.e., the fund whose financial statements are carried forward, will be the fund whose historical performance may be used by a new or surviving fund.”

Securities and Exchange Commission
September 2, 2011

will be those of the Municipal Income Fund, as the Municipal Income Fund does not have Florida Municipal Bond Fund's emphasis on securities exempt from personal income tax, if any, of Florida. The two Funds otherwise have similar investment objectives, policies and restrictions.  The Municipal Income Fund also has a significantly larger asset base than the Florida Municipal Bond Fund.  As of June 30, 2011, the Florida Municipal Bond Fund had approximately $40.7 million in assets, while the Municipal Income Fund had approximately $1.7 billion in assets.  As a result, it is anticipated that the asset base of the post-merger combined fund will more closely resemble the Municipal Income Fund.  In addition, the portfolio holdings of the Funds are similar and minimal (if any)  of the portfolio securities held by the Florida Municipal Bond Fund will be repositioned in connection with the reorganization because the Florida Municipal Bond Fund has a significantly smaller asset base.  As a result, the post-reorganization portfolio securities held by the combined fund will more closely resemble the Municipal Income Fund.

As noted in the Proxy Statement, the investment adviser is the same for both Funds and Municipal Income Fund's portfolio manager will manage the post-merger combined fund.  With respect to expenses, the expense structure and total expense ratios of the post-merger combined fund are expected to be the same as the expense structure and current total expense ratios of the Municipal Income Fund, which are lower than the expense structure and current total expense ratios of the Florida Municipal Bond Fund.

Based on the foregoing, we believe that the Municipal Income Fund, which will be the legal survivor in the transaction, should also be the accounting survivor. The outcome of that conclusion, consistent with the NAST Letter, is that the historical performance record of the Municipal Income Fund would be used for the surviving fund following the reorganization.

11. Comment:	Please file a “Tandy” representation letter in connection with the comment process for the above-referenced Registration Statement.

Response:	A “Tandy” representation letter will be filed with respect to the Registration Statement.

If you have any questions concerning the foregoing, please call the undersigned at 617-954-5064.

Sincerely,

/S/Timothy M. Fagan
Timothy M. Fagan

Assistant Secretary